SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of January, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  RESIGNATION OF DIRECTOR
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For Immediate Release
Contact:       Michael Perman, Group Company Secretary, AMVESCAP
Phone:         + 44 (0) 207 065 3942 (U.K.)
Contact:       Bill Hensel, Director of Media Relations, AMVESCAP
Phone:         + 1 404-479-2886 (U.S.)

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              Hubert L. Harris, Jr. Steps Down from AMVESCAP Board
       Remains CEO of INVESCO NA, Member of Executive Management Committee


London--January 4, 2005--AMVESCAP PLC today announced that Hubert L. (Herky) Harris, Jr. has resigned from the Board of Directors of AMVESCAP PLC effective December 31, 2004.

Mr. Harris remains chief executive officer of INVESCO North America, chairman of the Board of AMVESCAP Retirement and a member of the Executive Management Committee of AMVESCAP. With Mr. Harris' departure, the Board consists of 12 members, eight of whom are non-executives.

"Herky Harris has been a valuable asset to the AMVESCAP Board and I am especially pleased that he will continue to serve the company in his current position with INVESCO and as a member of AMVESCAP's Executive Management Committee," said Charles Brady, executive chairman, AMVESCAP.

The INVESCO North America division, which traces its roots back to 1971, manages more than $103 billion in assets for a wide array of institutional and retail clients. The firm is exclusively focused on providing comprehensive investment solutions through a range of asset classes, including domestic and international equities, fixed income and alternative investment structures. The firm's goal is to provide its clients with consistent, outstanding performance and top quartile client service. The cornerstone of the firm's success has been disciplined, repeatable investment processes and leading-edge qualitative and quantitative proprietary research resources that are employed in each of the investment strategies.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional products for clients around the world. The Company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects," and future or conditional verbs such as "will," "may," "could," "should," and "would," or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC's website at www.sec.gov.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  4 January, 2005                   By   /s/  Angela Tully
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                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary